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                                                                                                                Exhibit 12

January 23, 2015

Federated GNMA Trust

4000 Ericsson Drive

Warrendale, PA 15086-7400

Federated Government Income Trust

4000 Ericsson Drive

Warrendale, PA 15086-7400

Re: Reorganization to Combine Series of Massachusetts Business Trusts

Ladies and Gentleman:

Federated Government Income Trust, a Massachusetts business trust (the "Acquiring Fund"), and Federated GNMA Trust, a Massachusetts business trust ("Acquired Fund"), have requested our opinion as to certain federal income tax consequences of transactions (the "Reorganization") in which the Acquiring Fund will acquire substantially all of the assets and assume all of the liabilities of the Acquired Fund in exchange solely for shares of beneficial interest (Service Shares and Institutional Shares) in the Acquiring Fund ("Acquiring Fund Shares") pursuant to an Agreement and Plan of Reorganization ("Agreement") entered into by the Acquiring Fund Trust, on behalf of the AcquirinFund, and the Acquired Fund Trust, on behalf of the Acquired Fund, on November 19, 2014. Specifically, the Funds have requested our opinion that the consummation of the Reorganization will qualify as a "reorganization" (as defined in section

368(a)).2

In rendering this op1n1on, we have examined (1) the Agreement, (2) the Proxy Statement/Prospectus dated November 7, 2014, regarding the Reorganization ("Proxy Statement") that was furnished in connection with the solicitation, by the members of the Acquired Fund Trust's Board of Trustees ( "Board"), of proxies for use at a special meeting of the Acquired Fund's shareholders that was held on January 6, 2015, and (3) other documents we have deemed necessary or appropriate for the purposes hereof (collectively, "Documents"). We have assumed, for purposes hereof, the accuracy and completeness of the information contained in all the Documents. As to various matters of fact material to this opinion, we have relied, exclusively and without independent verification (with your permission), on the

1 Each of the Acquired Fund and Acquiring Fund is sometimes referred to herein as a "Fund."

2	All "section" references are to the Internal Revenue Code of 1986, as amended ("Code"), unless otherwise noted, and all "Treas. Reg. §" references are to the regulations under the Code ("Regulations").

representations and VJarranties set forth in the Agreement and on the statements and representations of officers and other representatives of the Acquiring Fund and the Acquired Fund (collectively, "Representations"). We have assumed that any Representation made "to the knowledge and belief' (or similar qualification) of any person or party is, and at the Closing Date (as defined in the Agreement) will be, correct without such qualification. We have also assumed that as to all matters for which a person or entity has represented that such person or entity is not a party to, does not have, or is not aware of any plan, intention, understanding, or agreement, there is no such plan, intention, understanding, or agreement. Finally, we have assumed that the Documents and the Representations present all the material and relevant facts relating to the Reorganization.

OPINION

Based solely on the facts and representations set forth in the Documents and Representations, and conditioned on (i) those Representations' being true on the closing date of the Reorganization and (ii) the Reorganization's being consummated in accordance with the Agreement (without the waiver or modification of any terms or conditions thereof), our opinion with respect to the federal income tax consequences of the Reorganization is as follows.

1. The transfer of all or substantially all of the Acquired Fund's assets to the Acquiring Fund solely in exchange for Acquiring Fund Shares (followed by the distribution of Aquiring Fund Shares to the Acquired Fund Shareholders in dissolution and liquidation of the Acquired Fund) will constitute a "reorganization" within the meaning of section 368(a) of the Code, and the Acquiring Fund and the Acquired Fund will each be a "party to a reorganization" within the meaning of section 368(b) of the Code.

2. No gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Acquired Fund solely in exchange for Acquiring Fund Shares.

3. No gain or loss will be recognized by the Acquired Fund upon the transfer of the Acquired Fund's assets to the Acquiring Fund in exchange solely for Acquiring Fund Shares or upon the distribution (whether actual or constructive) of Acquiring Fund Shares to Acquired Fund Shareholders in exchange for their Acquired Fund Shares.

4. No gain or loss will be recognized by any Acquired Fund Shareholders upon the exchange of its Acquired Fund Shares for Acquiring Fund Shares.

5. The aggregate tax basis of the Acquiring Fund Shares received by each Acquired Fund Shareholder pursuant to the Reorganization will be the same as the aggregate basis of the Acquired Fund Shares held by such Acquired Fund Shareholder immediately prior to the Reorganization. The holding period of the Acquiring Fund Shares received by each Acquired Fund Shareholder will include the holding period during which the Acquired Fund Shares exchanged therefor were held by such shareholder, provided those Acquired Fund Shares were held as capital assets at the time of the Reorganization.

6. The tax basis of the Acquired Fund's assets acquired by the Acquiring Fund wiii be the same as the tax basis of such assets to the Acquired Fund immediately prior to the Reorganization. The holding period or the assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Acquired Fund.

Our opinion is based on, and is conditioned on the continued applicability of, the provisions of the Code and the Regulations, judicial decisions, and rulings and other pronouncements of the Internal Revenue Service ("Service") in existence on the date hereof. All the foregoing authorities are subject to change or modification that can be applied retroactively and thus also could affect the conclusions expressed herein; we assume no responsibility to update our opinion after the date hereof with respect to any such change or modification. Our opinion represents our best judgment regarding how a court would decide the issues addressed herein and is not binding on the Service or any court. Moreover, our opinion does not provide any assurance that a position taken in reliance thereon will not be challenged by the Service, and although we believe that our opinion would be sustained by a court if challenged, there can be no assurances to that effect.

Our opinion addresses only the specific federal income tax consequences of the Reorganization set forth above and does not address any other federal, or any state, local, or foreign tax consequences of the Reorganization or any other action (including any taken in connection therewith). Our opinion also applies only if each Fund is solvent, and we express no opinion about the tax treatment of the transactions described herein if any Fund is insolvent. Finally, our opinion is solely for the information of the addressees and their shareholders, and may not be relied on for any purpose by any other person without our express written consent.

Very truly yours,